[DESCRIPTION] Results of Shareholder Meeting

On November 18, 1999, the Trust held a special meeting of shareholders for the purpose of (1) to elect two additional Trustees of the Trust and (2) to ratify or reject the selection of Deloitte & Touche LLP as the independent auditors for the Trust for the Trust's current fiscal year.
Below are the results of each item voted:

					Total Shares 	Total Shares	Total Shares
Item					Outstanding 	For			Against
(1) To elect Richard Levich
and Luc De Clapiers 		7,918,501	7,908,827			0

(2) Ratify Deloitte &
Touche LLP				7,918,501	7,908,827			0